SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Finjan Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31788H105

(CUSIP Number)

Steven M. Spurlock

Benchmark Capital

2965 Woodside Road

Woodside, CA 94062

(650) 854-8180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA 94063

(650) 321-2400

June 19, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP NO. 31788H105	13 D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BCPI I, L.P. (“BCPI I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,345,371 shares are held by BCPI I for itself and as nominee for BCPI Founders’ Fund I, L.P. (“BCPI FF”) and for other individuals and entities, except that BCPI Partners I, L.P. (“BCPI GP”), the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, BCPI Corporation (“BCPI Corp.”), the general partner of BCPI GP, may be deemed to have sole power to vote these shares, and Michael Eisenberg (“Eisenberg”) and Arad Naveh (“Naveh”), the directors of BCPI Corp., may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
4,345,371 shares are held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities, except that BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,345,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31788H105	13 D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BCPI Partners I, L.P. (“BCPI GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,345,371 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
4,345,371 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,345,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31788H105	13 D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BCPI Corporation (“BCPI Corp.”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,345,371 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
4,345,371 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,345,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 31788H105	13 D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Eisenberg (“Eisenberg”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of the United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
8	SHARED VOTING POWER
4,345,371 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares. Eisenberg is a director of BCPI Corp. and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 0 shares.
10	SHARED DISPOSITIVE POWER
4,345,371 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares. Eisenberg is a director of BCPI Corp. and may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,345,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31788H105	13 D	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arad Naveh (“Naveh”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of the United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
8	SHARED VOTING POWER
4,345,371 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares. Naveh is a director of BCPI Corp. and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 0 shares.
10	SHARED DISPOSITIVE POWER
4,345,371 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares. Naveh is a director of BCPI Corp. and may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,345,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31788H105	13 D	Page 7 of 8 Pages

STATEMENTS ON SCHEDULE 13D

This Amendment No. 3 to Schedule 13D is filed to report certain dispositions of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Finjan Holdings, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons. This Amendment No. 3 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 13, 2013, as amended on February 13, 2017 and on June 5, 2017 (as amended, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged. This Amendment No. 3 is being filed by BCPI I, L.P., a Delaware limited partnership (“BCPI I”), BCPI Partners I, L.P., a Delaware limited partnership (“BCPI GP”), BCPI Corporation, a Delaware corporation (“BCPI Corp.”), Michael Eisenberg (“Eisenberg”) and Arad Naveh (“Naveh”). This Amendment No. 3 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 3 is filed with the Securities and Exchange Commission.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following to the end thereof:

BCPI I sold shares of the Issuer’s Common Stock on the open market as set forth below:

Date of Transaction	Number of shares of Common Stock	Price per share
6/5/2017	20,000	$3.2115
6/6/2017	50,000	$3.3391
6/7/2017	11,522	$3.1753
6/8/2017	15,000	$3.1565
6/12/2017	9,287	$3.1017
6/13/2017	30,000	$3.1857
6/14/2017	36,405	$3.1486
6/15/2017	31,000	$3.1307
6/16/2017	38,000	$1.1347
6/19/2017	41,000	$3.2481
6/20/2017	60,000	$3.2119
6/21/2017	26,000	$3.279
6/22/2017	33,786	$3.3095
6/23/2017	148,000	$3.7559

CUSIP NO. 31788H105	13 D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 26, 2017

BCPI I, L.P., a Delaware limited partnership

By:	BCPI PARTNERS I, L.P., a Delaware limited partnership
Its:	General Partner

By:	BCPI Corporation, a Delaware corporation
Its:	General Partner

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Officer

BCPI PARTNERS I, L.P., a Delaware limited partnership

By:	BCPI Corporation, a Delaware corporation
Its:	General Partner

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Officer

BCPI CORPORATION, a Delaware corporation

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Officer

MICHAEL EISENBERG
ARAD NAVEH

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.